VeraSun Energy Corporation

100 22nd Avenue

Brookings, South Dakota 57006

Jennifer Hardy, Esq.

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

February 1, 2008

VeraSun Energy Corporation

Registration Statement on Form S-4

Filed December 24, 2007 (the “Registration Statement”)

File No. 333-148315

Definitive Proxy Statement on Schedule 14A

Filed on April 12, 2007

File No. 1-32913

Annual Report on Form 10-K

For The Fiscal Year Ended December 31, 2006

Filed March 29, 2007

File No. 1-32913

Quarterly Report on Form 10-Q

For The Period Ended September 30, 2007

Filed on November 14, 2007

File No. 1-32913

Current Report on Form 8-K/A

Filed on November 2, 2007

File No. 1-32913

Dear Ms. Hardy:

We refer to your letter dated January 24, 2008 to VeraSun Energy Corporation (the “Company”). The comments (the “Comments”) of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) set forth therein and our responses to each of the Comments are set forth below. The numbered paragraphs and headings below correspond to the headings set forth in the Comments. The Comments are highlighted in bold below, followed by the Company’s responses.

Concurrently with this letter, we are filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Amendment No. 1 reflects revisions made to the Registration Statement filed on December 24, 2007, including revisions made in response to the Comments. The page numbers in the bold captions refer to pages in the Registration Statement. The page numbers in the responses refer to pages of Amendment No. 1. Capitalized terms used but not defined herein have the meaning given to such terms in Amendment No. 1.

For your convenience, we are delivering to your attention hard copies of Amendment No. 1, including copies marked to show changes from the Registration Statement filed on December 24, 2007.

Registration Statement on Form S-4 Filed on December 24, 2007

General

1.	Please limit the outside cover page of your prospectus to one page. Please remove information that is not required by Item 501(b) of Regulation S-K or otherwise key to an investment decision.

Response: The Registration Statement has been revised to reflect the Staff’s Comment. Please see the cover page of the prospectus in Amendment No. 1.

2.	Please provide us with all materials prepared by the financial advisors to VeraSun and US BioEnergy and provided to their respective Boards of Directors. In particular, please provide us with copies of the board books and all transcripts, summaries, and video presentations. We may have further comments based on our review of these materials.

Response:

In response to the Staff’s Comment, copies of the board presentation prepared by Morgan Stanley and provided to VeraSun’s Board of Directors in connection with Morgan Stanley rendering its fairness opinion to the Board are being furnished supplementally to the Staff under separate cover by Morgan Stanley. Morgan Stanley is requesting confidential treatment pursuant to Exchange Act Rule 12b-4 and Securities Act Rule 418 and pursuant to the provisions of 17 C.F.R. § 200.83. In accordance with such rules, Morgan Stanley requests that such materials be returned promptly following completion of the Staff’s review thereof.

In response to this Comment, UBS Securities LLC (“UBS”) has advised US BioEnergy that Covington & Burling LLP, counsel to UBS, will furnish to the Staff a copy of the presentation made by UBS to the Board of Directors of US BioEnergy on November 28, 2007. The presentation is the material provided by UBS to US BioEnergy’s Board in connection with UBS rendering its fairness opinion to the Board. The presentation is being provided under separate cover requesting confidential treatment pursuant to Exchange Act Rule 12b-4 and Securities Act Rule 418 and pursuant to the provisions of 17 C.F.R. § 200.83. In accordance with such rules, UBS will request that those materials be returned promptly to Covington & Burling LLP following completion of the Staff’s review thereof.

3.	Please provide us with all financial projections and forecasts that were prepared by the parties or their financial advisors and exchanged with the other party to the transaction. Please note that any such material exchanged forecasts must be disclosed in your filing.

The Registration Statement has been revised to reflect the Staff’s Comment. Please see the disclosure beginning on page 87.

In addition, copies of the projections that the Company and US BioEnergy provided to both financial advisors for use in connection with their preparation of the fairness opinions delivered to the Boards of the companies will be furnished to the Staff by the Company’s and US BioEnergy’s counsel. The projections are being provided under separate cover requesting confidential treatment pursuant to Securities Act Rule 418 and Exchange Act Rule 12b-4 and pursuant to the provisions of 17 C.F.R. § 200.83. In accordance with such rules, the Company will request that those materials be returned promptly to Cravath, Swaine & Moore LLP and US BioEnergy will request that those materials be returned promptly to Skadden, Arps, Slate, Meagher & Flom LLP, in each case following completion of the Staff’s review thereof.

4.	We note the omitted information throughout your filing. Please provide all information not subject to Rule 430A prior to effectiveness.

Response: We acknowledge the Staff’s Comment. The remaining information not subject to Rule 430A will be added prior to effectiveness, once the respective record dates and dates for the Company’s and US BioEnergy’s special meetings of the shareholders have been set.

Questions and Answers About the Merger, page 1

What are the tax consequences of the merger to me?, page 5

5.	Please delete the statement that “it is intended that the merger will qualify as a reorganization” and state that counsel opines it will be a reorganization. Please also identify counsel. Please also comply on pages 6 and 7 of the summary.

Response: The Registration Statement has been revised to reflect the Staff’s Comment. Please see pages 5, 7, 91 and 92.

Prospectus Summary, page 6

6.	Please disclose the total amount of the merger consideration based upon a recent practicable date.

Response: The Registration Statement has been revised to reflect the Staff’s Comment. Please see page 6. In accordance with our response to Comment 4 above, omitted information in the revised disclosure will be added prior to effectiveness.

7.	Please quantify the number of outstanding US BioEnergy options that VeraSun will assume pursuant to the merger.

Response: The Registration Statement has been revised to reflect the Staff’s Comment. Please see page 6. In accordance with our response to Comment 4 above, omitted information in the revised disclosure will be added prior to effectiveness.

Risk Factors, page 23

New plants under construction or decreases in the demand for ethanol . . . , page 36

8.	Please define the acronym “BGY.”

Response: The Registration Statement has been revised to reflect the Staff’s Comment. Please see page 36.

VeraSun’s, US BioEnergy’s and the combined company’s debt levels . . . , page 42

9.	On page 43, please clarify the fifth and seventh bullet points to demonstrate how each is a unique risk or combine them.

Response: The Registration Statement has been revised to reflect the Staff’s Comment. Please see page 43.

VeraSun and US BioEnergy are, and the combined company will be, subject to financial reporting . . . , page 44

10.	In the caption, please cite that both companies have experienced material weaknesses in their internal controls. Please address in this risk factor the effect of material weaknesses on investors’ ability to rely on financial statements.

Response: The Registration Statement has been revised to reflect the Staff’s Comment. Please see pages 44 and 46.

Background to the Merger, page 59

11.	Your discussion of the background does not appear to discuss the negotiation of the material terms of the merger agreement, other than the exchange ratio. Please revise to specifically explain the issues that were discussed and the actions taken, if any. Please also expand on items discussed at meetings. For example, identify the alternatives available to US BioEnergy and VeraSun, the potential synergies of the merger, potential benefits to each company, and the risks to achieving them.

Response: The Registration Statement has been revised to reflect the Staff’s Comment. Please see pages 59, 60, 61 and 62.

Opinions of Financial Advisors, page 68

12.	For the fairness opinions of the financial advisors to VeraSun and US BioEnergy, please disclose the following information:

•	The method of selection of the financial advisor. See Item 1015(b)(3) of Regulation S-K.

•	A statement as to whether or not the fairness opinion was approved or issued by a fairness committee. See FINRA Rule 2290.

Response:

In response to this Comment, revisions have been made to the discussion of the opinion of Morgan Stanley to state that the opinion was approved by a committee in accordance with Morgan Stanley’s customary practice. Please see page 75. The Company respectfully advises the Staff that the method of selecting Morgan Stanley as the Company’s financial advisor is already disclosed on page 68.

In response to this Comment, revisions have been made to the discussion of the opinion of UBS to state that the opinion was approved by an authorized committee of UBS (see page 83), though FINRA has indicated to counsel for UBS that this disclosure requirement is inapplicable to fairness opinions rendered prior to the effective date of its Rule 2290 (December 8, 2007) which mandates such disclosure. UBS rendered its fairness opinion to the US BioEnergy Board on November 28, 2007. In further response to this Comment, the Company respectfully advises the Staff that the method of selecting UBS as US BioEnergy’s financial advisor is already disclosed on page 83.

13.	Please describe how the results of each of the analyses relate to the exchange ratio in the merger.

Response: The Registration Statement has been revised to reflect the Staff’s Comment in respect of the analyses performed by the financial advisor to the Company. Please see pages 70 and 74.

In response to this Comment, revisions have been made to the discussion of the financial analyses conducted by UBS. Please see pages 78, 79, 81 and 83.

Opinion of US BioEnergy’s Financial Advisor, page 75

14.	On page 32, we note that a portion of UBS’ fee is payable in connection with UBS’ opinion and a portion is contingent on the consummation of the merger. Please quantify these portions.

In response to this Comment, revisions have been made to the discussion of UBS’ fees. Please see page 83.

Material United States Federal Income Tax Consequences of the Merger, page 87

15.	Please revise to state each counsel’s opinion. Please delete the statement that you will receive opinions “substantially to the effect that the merger will qualify as reorganization.” Please also delete statements that “in general, upon the exchange . . . , a U.S. holder will generally not recognize any gain or loss.”

Response: The Registration Statement has been revised to reflect the Staff’s Comment. Please see pages 91 and 92.

Legal Proceedings Regarding the Merger, page 91

16.	Please disclose the date the class action lawsuit was brought by Paul D. Blumstein in the Circuit Court of the Sixth Judicial Circuit in Pierre, South Dakota.

Response: The Registration Statement has been revised to reflect the Staff’s Comment. Please see page 94.

Unaudited Condensed Combined Pro Forma Financial Statements, page 110

17.	We note the disclosures related to the preliminary purchase price allocation for US BioEnergy on page 118. Please revise the notes to the pro forma financial statements to address the nature of any potential tangible and identifiable intangible assets. If it is reasonably possible that the final purchase price allocation will have a material impact on the pro forma financial statements, please quantify and discuss the range of possible results. In addition, please disclose and discuss the factors that contribute to a purchase price that will result in the recognition of goodwill.

Response: The Registration Statement has been revised to reflect the Staff’s Comment. Please see pages 120, 121 and 122.

We respectfully note that the final purchase price allocation will be based on fair values of the tangible and identifiable intangible assets and liabilities, which are subject to numerous variables that are difficult to ascertain on a preliminary basis, given the volatility of the industry. This volatility results from the volatile pricing of commodities involved in the business which are mainly ethanol from a revenue perspective and, from a cost perspective, corn and natural gas. In addition, the number of plants that are in various stages of completion lends itself to more uncertainty of the fair values that will be assigned as of the future transaction date. Given these inherent uncertainties, that are largely due to developments of highly volatile markets outside the Company’s control, any quantification of the possible range results would be highly speculative. Accordingly, in preparing the pro-forma financial statements, VeraSun has concluded that the historic book value is an appropriate representation of fair value.

18.	Refer to adjustment (a) on page 119. It is not clear to us how the elimination of management salaries is factually supportable. It appears to us that it may not be appropriate to assume that, absent such salaries, the historical results would be unchanged. Please clarify or revise.

Response: This adjustment relates to the cost associated with the current chief executive officer of US BioEnergy, who will exercise his change of control agreement at the time of the merger and will not become an employee of VeraSun subsequent to the merger. VeraSun’s chief executive officer will continue to serve in such capacity in the combined company and it is not expected that additional employees will be hired to carry out any of the tasks presently performed by US BioEnergy’s chief executive officer. The Registration Statement has been revised to clarify these facts. Please see page 122.

19.	Refer to adjustment (d) on page 119. It is not clear to us what transactions occurred at the ASAB level or why eliminating them from the pro forma financial statements are appropriate and factually supportable. It is not clear to us why it is appropriate to assume that no such costs would have been incurred by the stand-alone operating entity. Based on the ASAB level transactions, it is also not clear to us if the historical financial statements you presented in the Form 8-K/A dated August 17, 2007, filed on November 2, 2007, comply with Rule 3-05 of Regulation S-X. Please clarify or revise. In addition, it is not clear to us where or how: additional interest expense related to the debt you assumed in the acquisition of ASA or a reduction in interest income related to the cash you used to acquire ASA are reflected in the pro forma financial statements. Please clarify or revise.

Response: On August 17, 2007, we closed on a transaction with ASAlliances Biofuels, LLC (“ASAB”). Under a Unit Purchase Agreement, we purchased all of the equity interests in ASA Holdings, LLC (“ASA Holdings”) from ASAB for an aggregate purchase price of approximately $675.2 million. ASAB was a holding company formed through private equity funding. Its sole purpose was to develop and operate biorefineries (ethanol) production facilities. We purchased ASAB’s only subsidiary, ASA Holdings, which was in the process of constructing three biorefineries. The three acquired facilities are each expected to operate at 110 million gallons per year and are located in Albion, Nebraska, Bloomingburg, Ohio, and Linden, Indiana. This transaction allowed the Company to expedite its expansion in the ethanol market as the plants were near completion. The Linden facility began startup operations in August 2007 and the Albion facility in October 2007. The Bloomingburg facility is expected to start up in the first half of 2008.

The functional activities performed at the parent level (ASAB) were typical of a holding company environment, such as the employment of senior management and other holding company personnel. The business model of ASAB was to operate the production facilities of its subsidiaries independently. On August 17, 2007, all employees at the ASAB level were terminated with the exception of six employees who were temporarily retained to address transitional issues and will terminate employment on February 17, 2008, six months after the acquisition date. We expect to be able to absorb all of the functions provided by ASAB into our organization without adding any employees at the corporate level for the work performed by ASAB. All employees at the production facilities remained following the acquisition and we did not eliminate their salaries in any of the pro forma adjustments. The pro forma adjustments for the twelve months ended December 31, 2006 consisted primarily of management fees paid to ASAB’s main private equity shareholder and interest on ASAB subordinated debt which was paid off at closing and compensation expense. The pro forma adjustments for the nine months ended September 30, 2007 include $11.3 million of severance costs, $7.4 million of transactional costs (primarily investment banking fees), $6.8 million of expense related to the write-off of deferred financing fees associated with the ASAB debt (paid off at closing) and $1.7 million of accrued expenses related to professional fees for services provided to ASAB in connection with the transaction. We have revised the description of adjustment (d) to clarify the above. Please see pages 122 and 123.

Although the pro forma adjustments for ASAB level amounts are significant, as can be seen by the description of the amounts above, we did acquire substantially all of ASAB’s operating assets. We respectfully refer the Staff to paragraph I.A.3.b. of Topic Two of the Division of Corporate Finance Accounting Disclosure Rules and Practices Training Material and submit that complete audited financial statements of ASAB are appropriate.

Interest expense was eliminated entirely as it related to the debt that was paid off at closing that primarily funded the ASAB operating costs that were eliminated in the pro forma adjustments. All interest expense related to the three facilities under construction was capitalized as part of the construction costs as the construction process exceeds one year. Interest income was also eliminated as it was earned on excess cash related to the debt that was paid off at closing.

For these reasons, it is our view that these adjustments are in accordance with Rule 11.02(6) of Regulation S-X and the related instructions.

Pro forma adjustments have been added for additional interest expense and a reduction of interest income related to the cash used to acquire ASA Holdings. Please see adjustments (q) and (r) on pages 116, 119 and 124.

20.	Refer to adjustments (e) and (f) on page 119. It is not clear to us how the elimination of management salaries and management fees is factually supportable. It appears to us that it may not be appropriate to assume that, absent such salaries and fees, the historical results would be unchanged. Please clarify or revise.

Response: Adjustment (e) is factually supportable as the majority of the expenses of ASAB were allocated to the production facilities under construction and as explained in our response to Comment 19, the functional activities performed at the parent level (ASAB) were typical of a holding company environment, such as the employment of senior management and other holding company personnel. The business model of ASAB was to operate the production facilities of its subsidiaries independently. On August 17, 2007, all employees at the ASAB level were terminated with the exception of six employees who were temporarily retained to address transitional issues and will terminate employment on February 17, 2008, six months after the acquisition date. We expect to be able to absorb all of the functions provided by ASAB into our organization without adding any employees at the corporate level for the work performed by ASAB. All employees at the production facilities remained subsequent to the acquisition and we did not eliminate their salaries in any of the pro forma adjustments.

Adjustment (f) is factually supportable and represents management fees to paid by ASAB under agreements with its private equity owners. ASAB pushed these management fees down to the production facilities. The management agreements with ASAB’s private equity owners were terminated in the acquisition of ASA Holdings and, as noted above, we were able to absorb all of the management functions provided on the ASAB level without adding employees, which is the reason why we eliminated them through the pro forma adjustments.

21.	Refer to notes (j), (k), (l) and (m) on page 119. Please revise the disclosures on page 114 to separately present each pro forma adjustment so that it can be easily reconciled with the related disclosure on page 119.

The Registration Statement has been revised to reflect the Staff’s Comment. Please see pages 117 and 123.

22.	We note the disclosures related to the pro forma balance sheet adjustments on page 120. We also note the material amount of property and equipment being constructed for which depreciation expense is not yet fully reflected in the historical and pro forma financial statements and the additional debt for which interest expense is not yet fully reflected in the historical and pro forma financial statements. Please revise the notes to the pro forma financial statements to: quantify the amount of property and equipment for which depreciation expense is not fully reflected; disclose when the facilities under construction were or are expected to be complete; quantify the expected increase in depreciation expense when the facilities are complete; and quantify the expected increase in interest expense as a result of the additional debt.

The Registration Statement has been revised to reflect the Staff’s Comment. Please see pages 115, 118, 120, 124 and 125.

Where You Can Find More Information, page 136

23.	We note your disclosure regarding the Public Reference Room at the Securities and Exchange Commission. Please use the SEC’s new address at 100 F Street, NE, Washington, DC 20549.

Response: The Registration Statement has been revised to reflect the Staff’s Comment. Please see page 141.

Historical Financial Statements – Platte Valley Fuel Ethanol LLC

24.	Based on the date that Platte Valley was acquired by US BioEnergy, it is not clear to us how you determined that unaudited current and comparative interim financial statements for the periods ended 3/31/06 and 3/31/05 are not required under Rule 3-05 of Regulation S-X. Please advise or revise.

Response: The Registration Statement has been revised to reflect the Staff’s Comment. We have incorporated the required audited and unaudited interim financial statements of Platte Valley Fuel Ethanol, LLC by reference into the Registration Statement. Please see page 143, which incorporates by reference pages F-66 through F-84 of US BioEnergy’s Final Prospectus filed under Rule 424(b)(4) on December 15, 2006 (file numbers 333-136279 and 333-139364).

Information With Respect to US BioEnergy Corporation, Annex 6

Description of Business, page A6-1

25.	We note your reference to your trademarked US Bio Process Technology. Please discuss the importance of this process to your business segment. See Item 101(c)(iv) of Regulation S-K.

Response: We respectfully advise the Staff that Annex 6 has been removed and that the information previously covered by Annex 6 is now incorporated by reference. US BioEnergy and we acknowledge the Staff’s Comment. US BioEnergy and, following the consummation of the merger, we will comply in future filings with the requirement.

Legal Proceedings, page A6-8

26.	We note your disclosure regarding certain claims brought against US BioEnergy and others by a former shareholder of Platte Valley. Please name the court in which these claims were filed and the type of relief sought by the plaintiff. See Item 103 of Regulation S-K.

Response: We respectfully advise the Staff that Annex 6 has been removed and that the information previously covered by Annex 6 is now incorporated by reference. US BioEnergy and we acknowledge the Staff’s

Comment. US BioEnergy and, following the consummation of the merger, we will comply in future filings with the requirement.

Equity Compensation Plan Information as of December 31, 2006, page A6-9

27.	Please provide all information contemplated by Item 201 of Regulation S-K.

Response: We respectfully advise the Staff that Annex 6 has been removed and that the information previously covered by Annex 6 is now incorporated by reference. US BioEnergy and we acknowledge the Staff’s Comment. US BioEnergy and, following the consummation of the merger, we will comply in future filings with the requirement.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page A6-9

Results of Operations, page A-14

28.	Throughout this section, please revise to ensure that you discuss the extent to which increases in net sales and revenues are attributable in increases in prices or volume. See Item 303(a)(3)(iii) of Regulation S-K.

Response: We respectfully advise the Staff that Annex 6 has been removed and that the information previously covered by Annex 6 is now incorporated by reference. US BioEnergy and we acknowledge the Staff’s Comment. US BioEnergy and, following the consummation of the merger, we will comply in future filings with the requirement.

Compensation Philosophy and Objectives, page A6-40

29.	We note that Mercer Human Resource Consulting helped the Compensation Committee to identify a competitive industry-based peer group. Please identify this peer group. See Item 402(b)(2)(xiv) of Regulation S-K.

Response: We respectfully advise the Staff that Annex 6 has been removed and that the information previously covered by Annex 6 is now incorporated by reference. US BioEnergy and we acknowledge the Staff’s Comment. US BioEnergy and, following the consummation of the merger, we will comply in future filings with the requirement.

Policy Regarding Related Person Transactions, page A6-55

30.	Please state whether this policy is in writing. If not in writing, please state how the policy is evidenced. See Item 404(b) of Regulation S-K.

Response: We respectfully advise the Staff that Annex 6 has been removed and that the information previously covered by Annex 6 is now incorporated by reference. US BioEnergy and we acknowledge the Staff’s

Comment. US BioEnergy and, following the consummation of the merger, we will comply in future filings with the requirement.

Definitive Proxy Statement on Schedule 14A Filed on April 12, 2007

Directors, page 10

31.	In future filings, for Steven T. Kirby and Paul A. Schock, please provide each person’s principal business employment experience during the past five years, including his principal occupations and employment. See Item 401(e)(1) of Regulation S-K.

Response: We acknowledge the Staff’s Comment and will comply in future filings with the requirement.

Compensation Discussion and Analysis, page 12

32.	Given your pay for performance culture, please discuss your policies, if any, regarding the adjustment or recovery of an award or payment if the relevant performance measures upon which the award or payment is based is restated or otherwise adjusted in a manner that would reduce the size of the award or payment. See Item 402(b)(2)(viii) of Regulation S-K.

Response: We acknowledge the Staff’s Comment and will comply in future filings with the requirement.

33.	We note that the Compensation Committee considers, when setting base salaries, the median salary levels paid to executives in positions of similar responsibility at peer companies. In future filings, please disclose these peer companies. See Item 402(b)(2)(xiv) of Regulation S-K.

Response: We acknowledge the Staff’s Comment and will comply in future filings with the requirements of Item 402(b)(2)(xiv) of Regulation S-K.

Annual Cash Bonus, page 13

34.	In future filings, please identify and quantify all performance measures.

Response: We acknowledge the Staff’s Comment and will comply in future filings with the requirement.

Annual Report on Form 10-K For The Fiscal Year Ended December 31, 2006

Selected Financial Data, page 25 and MD&A, page 27

35.	We note your presentation of the non-GAAP measure EBITDA. Based on your disclosures, it is not clear to us if you consider EBITDA to be both a performance measure and a liquidity measure. If you believe EBITDA is a performance measure and a liquidity measure, please revise future annual and quarterly filings to: reconcile it to operating cash flows; always present investing and financing cash flows when you present operating cash flows; and revise the inconsistencies in the narrative disclosures. If you believe EBITDA is only a performance measure, please revise future annual and quarterly filings to: not present cash flows; and revise the inconsistencies in the narrative disclosures.

Response: We acknowledge the Staff’s Comment in respect of the non-GAAP measure EBITDA. In future filings, we will make the required disclosures.

Capital Expenditures, page 35

36.	In future filings, please disclose the sources of funding for the $400 million to $450 million you plan to spend. See Item 303(a)(2) of Regulation S-K.

Response: We acknowledge the Staff’s Comment in respect of Item 303(a)(2) of Regulation S-K. In future filings, we will disclose the source of funds to be used.

Cash Flow Statement, page 45

37.	Please tell us how you have reflected the change in restricted cash held in escrow during the fiscal year ended December 31, 2006 and the nine-month period ended September 30, 2007 in your statements of cash flows and explain how your presentation complies with SFAS 95.

Response: The reduction in restricted cash held in escrow during the year ended December 31, 2006 and the nine-month period ended September 30, 2007 related to the acquisition of property and equipment. For the year ended December 31, 2006, this noncash investing activity was disclosed in the Supplemental Schedule of Noncash Investing and Financing Activities in Note 18 on page 69 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (filed March 29, 2007, file No. 1-32913), in accordance with paragraph 32 of SFAS 95. The Supplemental Schedule of Noncash Investing and Financing Activities was not presented in the interim condensed financial statements for the nine-month period ended September 30, 2007, in accordance with Appendix A of the Division of Corporate Finance Accounting Disclosure Rules and Practices Training Material.

Controls and Procedures, page 76

38.	In future filings, please disclose when these material weaknesses first began.

Response: We acknowledge the Staff’s Comment. In future filings, where we have material weaknesses, we will disclose when they first began.

Quarterly Report on Form 10-Q For the Period Ended September 30, 2007

Note 1 – Revenue Recognition, page 6

39.	Please explain to us the factors that result in a different revenue recognition policy for sales to Cargill.

Response: Cargill is our third-party marketer for ethanol and distillers grains, for the Linden, Indiana, Albion, Nebraska, and Bloomingburg, Ohio facilities. For the sales of ethanol, the ethanol marketing agreement with Cargill, a form of which was filed by ASAlliances Biofuels, Inc. on September 15, 2006 as Exhibit 10.8 to its registration statement on Form S-1 (file number 333-137356), stipulates that costs, title and risk of loss passes across the inlet flange into rail cars or tank trucks at the ethanol facility (shipping point). For distillers grains, the contract stipulates that costs, title and risk of loss passes across the scale into rail cars or trucks at the ethanol facility (shipping point). For all other sales, costs, title and risk of loss passes at the customer designated location.

Note 2 – Acquisition, page 7

40.	Please tell us if or when the purchase price allocation related to the acquisition of ASA is or is expected to be finalized. Based on the current disclosures, we note the significant allocation to goodwill. We also note that ASA was a development stage entity with no revenues when it was acquired. Please help us fully understand why no additional tangible and intangible assets appear to have been identified and why the acquisition of a development stage entity would result in considerable goodwill.

Response: The purchase price allocation should be substantially complete for the balance sheet dated December 31, 2007, that will be filed with our 2007 Form 10-K. At the time of our Form 10-Q filing for the period ended September 30, 2007, we allocated the excess purchase price based on a preliminary FAS 141 valuation study. We are in the process of determining whether there are additional tangible or intangible assets to which the purchase price should be allocated.

We also respectfully refer the Staff to our response to Comment 19 that outlines the ASAB transaction. As reflected in the June 30, 2007 financial statements included in our November 2, 2007 filing of Form 8-K/A, ASAB was considered a development stage enterprise as of June 30, 2007. From July 1, 2007 through the acquisition date, ASA Holdings hired and trained employees, began production and began shipping ethanol on August 18, 2007. As a result, we believe the acquisition is properly recognized as a business combination, with the excess purchase price over the fair market value of the identifiable assets recorded as goodwill. We respectfully refer the Staff to the definition of a business in EITF Issue 98-3, and specifically to Example 4, Scenario 5 of that EITF issue.

Note 8 – Income Taxes, page 11

41.	We note your discussion of the examination by the Internal Revenue Service. Please explain to us why you have not quantified the magnitude of the potential impact of the proposed adjustments on your financial statements. Please tell us the likelihood, under paragraph 3 of SFAS 5, that this matter will result in a material loss.

Response: The Company has not quantified the potential impact of the proposed adjustments by the IRS as the Company believes there is only a remote chance that the adjustments will result in a material loss due to the nature of the proposed adjustments.

Current Report on Form 8-K/A Filed on November 2, 2007

42.	It is not clear to us how you determined that unaudited comparative interim financial statements for the period ended 6/30/06 are not required under Rule 3-05 of Regulation S-X. Please advise or revise.

Response: As discussed in our response to Comment 40 above, ASAB was a development stage entity as of June 30, 2007. We respectfully refer the Staff to paragraph H.2.e. of Topic One of the Division of Corporate Finance Accounting Disclosure Rules and Practices Training Material and submit that comparative interim financial statements for the period ended June 30, 2006 are not presented in accordance with such provision.

Please feel free to contact our attorneys at Cravath, Swaine & Moore LLP — specifically Faiza Saeed at (212) 474-1454 or Matthias Baudisch at (212) 474-1512 — should you have any questions relating to any of the foregoing or wish to discuss any aspect of the proposed merger or VeraSun’s filing.

Sincerely,

VeraSun Energy Corporation,

by	/s/ John M. Schweitzer
	Name:	John M. Schweitzer
	Title:	Senior Vice President and General Counsel

cc:

Jessica Kane, Esq., Staff Attorney

Anne McConnell, Senior Staff Accountant

Bret Johnson, Staff Accountant

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Faiza J. Saeed, Esq.

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York 10019

Gregory S. Schlicht, Esq.

General Counsel

US BioEnergy Corporation

5500 Cenex Drive

Inver Grove Heights, MN 55077

Brian W. Duwe, Esq.

Richard C. Witzel, Jr., Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

333 West Wacker Drive

Chicago, IL 60606